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                                             -----------------------------------
                                                         OMB APPROVAL
                                             -----------------------------------
                UNITED STATES                       OMB Number:   3235-0145
     SECURITIES AND EXCHANGE COMMISSION           Expires:   October 31, 1997
           WASHINGTON, D.C.  20549                 Estimated average burden
                                                hours per response...... 14.90
                                             -----------------------------------
                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1  )*

                    U.S. Restaurant Properties Master L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

    Units of Limited Partnership Interest Evidenced by Depositary Receipts
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                   90338E-10-3 (For the Depositary Receipts)
- --------------------------------------------------------------------------------
                                (CUSIP Number)

  Fred H. Margolin, Chairman of QSV Properties Inc., 5310 Harvest Hill Road,
                Suite 270, Dallas, Texas  75230  (214) 387-1487
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 24, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is . filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4
                      Please See Exhibit Index on Page 4
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                                 SCHEDULE 13D
- -------------------------                                  ---------------------
  CUSIP NO. 90338E-10-3                                      PAGE 2 OF 4 PAGES
- -------------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      QSV Properties inc.
      I.R.S. I.D. No. 41-1541605
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    N/A                                                       (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4   OO,WC


- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS                [_]
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
      N/A

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware


- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    400,000 Units, upon exercise
     NUMBER OF            of the Options

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    N/A

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    400,000 Units, upon exercise
    REPORTING             of the options

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    N/A

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    400,000 Units, upon exercisse of the Options


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
12    EXCLUDES CERTAIN SHARES*
      N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    7.94%


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 pages



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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated in its entirety as follows:

          Upon exercise in full of the Options, QSV will own 400,000 Units, subject to adjustment under antidilution provisions of the Options, which will represent 7.94% of the outstanding Units. QSV will have sole power to direct the vote and disposition of these Units.

          Fred H. Margolin, Chairman of the Board, Secretary and Treasurer of
QSV, beneficially owns 11,435 Units.   Mr. Margolin has sole voting and
investment power over 7,485 Units, of which 880 Units were purchased on the open market on April 10, 1995, at a price of $15.875 per Unit.  Of the remaining
3,950 Units beneficially owned by Mr. Margolin, Mr. Margolin purchased (i) 1,050
Units on the open market on March 21, 1995, at a price of $15.375 per Unit, (ii)
1,600 Units on the open market on March 27, 1995, at a price of $15.875 per
Unit, and (iii) 1,300 Units on the open market on March 29, 1995, at a price of
$16.00 per Unit.  Mr. Margolin and his wife exercise shared voting and investment power over such Units.

          Mr. Margolin's wife, as custodian of two custodial accounts for the benefit of Mr. Margolin's children, purchased 1,400 Units on the open market on March 28, 1995, at a price of $16.125. Mr. Margolin's wife exercises sole voting and investment power over the Units. Mr Margolin disclaims beneficial ownership of such 1,400 Units.

          Robert J. Stetson, President and Chief Executive Officer of QSV, owns
11,600 Units, and has sole voting and investment power over such Units.

          Except as described herein, neither QSV nor, to the best knowledge of QSV, any current QSV executive officer or director has effected any transactions in the Units during the past 60 days.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 1995
                                 QSV PROPERTIES INC.


                                 By:   /s/ Robert J. Stetson
                                    ------------------------
                                 Name:  Robert J. Stetson
                                 Title:  President and Chief Executive Officer

                                  Page 3 of 4

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                                 EXHIBIT INDEX
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


Exhibit No.                  Description                            Page
- -----------                  -----------                            ----
Appendix I   QSV Executive Officers and Directors                    *


Exhibit A    Option Agreement dated as of March 24, 1995, between    *
             QSV Properties Inc., a Delaware corporation, and U.S.
             Restaurant Properties Master L.P., a Delaware limited
             partnership


_________________________________
*    Previously filed.

                                  Page 4 of 4